UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2025

Peter G. Swenson
President, Chief Executive Officer and Chairman
Park Dental Partners, Inc.
2200 Country Road C West, Suite 2210
Roseville, Minnesota 55113

Re: Park Dental Partners, Inc.
Draft Registration Statement on Form S-1
Submitted May 21, 2025
CIK No. 0002069604

Dear Peter G. Swenson:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted May 21, 2025

Prospectus Summary
Our Company, page 5

1. We note your disclosure that you currently have exclusive long-term agreements with affiliated dental practices in which you do not hold an equity interest. Please revise your prospectus summary to provide a detailed description of the terms of all material agreements with affiliated dental practices, including long-term agreements, asset-purchase agreements, administrative resources agreements, and any other relevant agreements. In your discussion, identify the relevant parties and discuss the service fees noted on page 58. Please also revise your prospectus summary to prominently highlight the risks related to you not holding an equity interest in these affiliated practices, including regulatory risks and risks related to your ability to control these

entities, derive revenues from these entities, and consolidate the results of these practices.

2. We note your disclosure here and throughout the prospectus relating to PDPI’s "leading" network of affiliated dental practices, that PDPI has been a "leader" in oral health in the communities it serves and has a "leading" market position in large and growing markets, that you are one of the "largest" dentail organization in the United States where practicing dentists hold a majority interest, and that you operate under a "best-in-class" healthcare operating model. Please provide support for these statements, and disclose the measure by which you determined your leading competitive position; for example, market share, revenues, or other measures. If any of these statements are based upon management's opinions or beliefs, please disclose the same.

3. Given your disclosures throughout the filing discussing your unique operating structure, please revise to provide a diagram of your organizational structure, identifying the person or entity that owns the equity in each depicted entity.

4. We note your references throughout the filing to a reorganization in 2023. Please provide more detail describing this reorganization, including how this change in organizational structure created a "more efficient operating structure and enhance[d] future growth."

5. We note your disclosure that "on average, de novo practices are cash flow positive within approximately six months." To provide additional context for investors regarding your de novo practices, please clarify how many of the 11 de novo practices opened since 2014 were cash flow positive within six months. As a related matter, given your disclosure that you do not control the clinical functions of dental practices, please clarify whether you or another entity opens the de novo practices and your role in opening and staffing de novo practices.

The Dental Services Industry, page 6

6. We note your disclosure that a large portion of dental services are financed through private sources, including private insurance and direct payments, and that this structure contributes to the industry's resilience and growth potential and enables quicker collection and reduced billing disputes. Please balance this disclosure to note, as you do elsewhere, that because many dental care patients pay for a significant portion of their dental expenses on an out-of-pocket basis, patients tend to be price-sensitive, and your business and industry is impacted by economic conditions.

Our Competitive Strengths, page 7

7. We note your references to an advisory entity to which practicing dentists will be appointed, and that this entity will appoint three directors to your Board of Directors. Please revise to provide a brief summary or cross-reference to disclosure describing the roles and additional functions of this dentist advisory entity, the rules or procedures governing this entity, and how the dentist advisors are selected and compensated.

8. We note your disclosure that the dental practices you support have grown from 145

dentists in 2015 to 206 in 2024, a 42% increase. To provide investors with an understanding of your recent growth, please discuss the change in number of dentists for a more recent period; for example, provide this information for the financial periods presented in your filing.

9. You disclose that, "[i]n general, our new practices have yielded consistent financial performance and provide a framework to achieve growth with highly attractive returns on invested capital." Please provide additional detail regarding how you measure "consistent financial performance" and "highly attractive" returns on invested capital.

Our Growth Strategy, page 8

10. We note your disclosure that, "based on the most recent data available," you estimate that there are approximately 150 medium and large MSAs across the United States that meet your criteria. Please provide a source for "the most recent data," and provide the data underlying your estimate. In addition, please clarify your timing for expansion into other areas of the United States, given your disclosure elsewhere that your business in currently concentrated in Minnesota and Wisconsin. If you expect to target a subset of the 150 MSAs in the near term, please quantify the MSAs you are targeting.

Non-GAAP Financial Measures, page 14

11. Please expand your disclosure to describe the nature of the adjustment for discretionary shareholder bonuses and address why you believe the adjustment provides useful information to investors.

Forward-looking Statements and Statistical Data and Market Information, page 34

12. We note your disclosure that you "have not independently verified the statistical and other industry data generated by independent parties and contained in this prospectus and, accordingly, we cannot guarantee their accuracy or completeness." Please revise these statements to remove any implication that investors are not entitled to rely on disclosure in your registration statement.

Use of Proceeds, page 35

13. We note that you intend to use the net proceeds from this offering for general corporate purposes, including working capital and corporate development, and repayment of outstanding debt. Pursuant to Item 504 of Regulation S-K, please disclose the approximate amount intended to be used for each purpose.

14. As a related matter, please revise to disclose the interest rate and maturity of the relevant debt you intend to repay with proceeds of this offering. Also, we note your disclosure throughout the filing that your growth strategy includes acquisitions. Please tell us whether you plan to use any of the proceeds from this offering for acquisitions, and revise your disclosure accordingly.

Capitalization, page 37

15. In regard to the vesting of restricted common stock immediately prior to the completion of this offering, please tell us what consideration you gave to presenting

pro forma financial information to show the impact of this settlement on your net income as well as net income per share amounts pursuant to Rule 11-01(a)(8) of Regulation S-X. Please also further clarify in your disclosures which restricted common stock will vest immediately prior to the completion of the offering. In this regard, we note your disclosures in critical accounting estimates and in the notes to the financial statements refer to restricted shares which will vest 25% upon the closing of an initial public offering and continue to vest at the rate of 6.25% on each subsequent calendar quarter for the following 12 quarters.

16. For the year ended December 31, 2024, we note that dividends of $6.7 million were paid to shareholders compared to net income of $4.4 million. In this regard, please tell us what consideration you gave to disclosing pro forma per share data pursuant to SAB Topic 1:B.3.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 40

17. We note your disclosure that PDPI has a controlling financial interest in the affiliated dental groups operating under the business support services agreements. Please revise your disclosure to provide a more detailed description of this controlling financial interest.

Same Practice Revenue Growth, page 42

18. We note your disclosure that same practice revenues represent total revenues for dental practices that have been operating for at least 13 full months prior to the end of a given period and which have not been closed, combined, or sold during such period. We also note your disclosure elsewhere that, since 2014, you have acquired 39 practices and opened 11 de novo practices. To provide additional context about your Same Practice Revenue Growth, please clarify how many practices were included in this metric for the financial periods presented in the filing, and clarify why Same Practice Revenue Growth decreased year-over-year while revenues increased. In addition, please revise your disclosure to clarify why you experienced lower clinical production growth in the second half of 2024, and whether you expect this trend to continue in future financial periods.

Patient Visits, page 42

19. Please revise your disclosure to define "recall patient count."

20. It is not clear if patient visits represents the number of visits or a dollar value associated with the visits given the dollar sign in front of the number. Please revise your disclosures as necessary. Refer to SEC Release 33-10751 for additional guidance.

Patient Retention Rate, page 43

21. Please tell us why active patients are defined as general dentistry patients having been seen by your affiliated dental practices within the past 24 months, while the measurement period for this metric is 12 calendar months.

Non-GAAP Financial Measures, page 43

22. We note your discussion of non-GAAP financial measures at the beginning of MD&A before any discussion of your results of operations reported in GAAP. Please revise to discuss the directly comparable GAAP measures with equal or greater prominence than the non-GAAP measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Critical Accounting Estimates
Accounts Receivable and Revenue Recognition, page 44

23. We note the significant increase in your accounts receivable allowance as a percentage, which you note on page F-11 is due to increased time to apply contractual payor allowances against receivables driven by your transition to a new practice management and billing system in 2024. Please expand your disclosures to better explain why the increased time to apply these allowances is resulting in the increase to your accounts receivable allowance, the current status of your new practice management and billing system transition, and whether this issue is reasonably likely to continue to materially impact your accounts receivable allowance. Refer to Item 303(b)(3) of Regulation S-K and SEC Release No. 33-8350.

Results of Operations, page 46

24. In order to enhance a reader's understanding of your results of operations pursuant to Item 303 of Regulation S-K, please expand your discussion to further explain why the restructuring resulted in an additional income tax benefit in 2023 of approximately $2.9 million.

Liquidity and Capital Resources
Outstanding Indebtedness, page 49

25. Please revise to briefly describe the "significant prepayment obligations" of your notes payable. In addition, given the significant interest rates and amounts outstanding under these notes and your credit agreement, please revise your risk factors to provide additional detail describing the credit agreement and notes, including the potential impact of the same on your liquidity.

Business
Our Growth Strategy, page 55

26. You disclose that, based on your experience in providing support to dental practices, you believe you have the capacity to more than double the number of dentists you support in your existing markets alone. Given your disclosure elsewhere that the number of dentists you support has grown 42% over an approximately nine-year period, please clarify the timeframe over which you expect you can double the number of dentists you support.

Competition, page 64

27. Please identify your primary competitors, including other DROs, if one or a small number are dominant in your industry.

Limitation of Liability and Indemnification, page 71

28. Please revise your risk factor disclosure to discuss the risks to investors from the limitation of liability and indemnification provisions in your articles of incorporation and indemnification agreements.

Consolidated Balance Sheets, page F-3

29. Pursuant to ASC 810-10-45-25, please separately present on the face of your balance sheet:
    - Assets of consolidated variable interest entities that can be used only to settle obligations of the consolidated variable interest entities; and
    - Liabilities of consolidated variable interest entities for which creditors do not have recourse to the general credit of the primary beneficiary.

Note 1. Nature of Business and Summary of Significant Accounting Policies, page F-7

30. In regard to the October 2023 restructuring, please help us better understand how you determined the appropriate accounting. Please specifically address how you determined that all shareholders of PDG, TDS, and OSM have nearly identical ownership percentages and interests before and after the transaction. Please also explain any differences in ownership percentages before and after the transaction and how that was determined. Clarify the nature of the "non-clinical assets" contributed by the affiliated dental practices.

31. Please better clarify your basis for consolidating the affiliated dental practices. Your disclosures on page F-7 indicate that you are consolidating based on the guidance in ASC 810-10-15-20 (Consolidation of Entities Controlled by Contract); however, your disclosures on page F-25 indicate that you have determined that the affiliated dental practices are VIEs and that you are consolidating as the primary beneficiary of these entities pursuant to the guidance in 810-10-25-20. As stated in 810-10-15-19, the guidance in the Consolidation of Entities Controlled by Contract applies to all entities that are not determined to be variable interest entities. If you are using the consolidation of entities controlled by contract guidance, please specifically explain how you determined that you met the criteria of ASC 810-10-15-22.

Revenue Recognition, page F-10

32. Please disclose the following pursuant to ASC 606:
    - Revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period. Refer to ASC 606-10-50-8; and
    - Revenue recognized in the reporting period from performance obligations satisfied (or partially satisfied) in previous periods. Refer to ASC 606-10-50-12A.

Note 7. Income Taxes, page F-16

33. Please better clarify in your disclosures how income taxes are calculated and presented in your historical financial statements for the year ended December 31, 2023. Please also provide pro forma tax and EPS information for the year ended

December 31, 2023 assuming that all entities were taxable as a C Corporation.

Note 12. Earnings Per Share, page F-22

34. In light of the restructuring, please disclose how you calculated the weighted average number of common shares outstanding for the year ended December 31, 2023.

Note 16. Variable Interest Entities, page F-25

35. Pursuant to ASC 810-10-50-3, please disclose the following:
    - The carrying amounts and classification of the VIEs' assets and liabilities in the consolidated balance sheets, including qualitative information about the relationship between those assets and liabilities;
    - Lack of recourse if creditors (or beneficial interest holders) of a consolidated VIE have no recourse to the general credit of the primary beneficiary; and
    - Terms of arrangements, giving consideration to both explicit arrangements and implicit variable interests that could require you to provide financial support to the VIE, including events or circumstances that could expose you to a loss.

36. Pursuant to ASC-810-10-50-5A, please expand your disclosures to provide additional insight as to how you determined you are the primary beneficiary of the affiliated dental practices, specifically how you determined you have a controlling financial interest. Please also ensure your disclosures address the following:
    - We note that you have the right to receive benefits which could be potentially significant. Please further clarify the nature of the arrangements, including whether they are explicit or implicit, as well as the benefits that you could potentially receive related to these arrangements. Please also discuss any obligation to absorb losses of VIEs that could potentially be significant to the VIEs;
    - Please provide additional insight regarding the legal structures of the affiliated dental practices to help correspondingly explain why there are no noncontrolling interests;
    - Please disclose any additional key terms of the Administrative Resources Agreements which were significant factors in your determination that you are the primary beneficiary.

General

37. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Philip T. Colton, Esq.